Exhibit 99.3

KUKE MUSIC HOLDING LIMITED

(Incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: KUKE)

NOTICE OF A CLASS MEETING OF HOLDERS OF CLASS B ORDINARY SHARES OF THE COMPANY

to be held on September 20, 2024

(or any adjourned meeting thereof)

NOTICE IS HEREBY GIVEN that a class meeting (the “Class B Meeting”) of holders of Class B ordinary shares with a par value of US$0.001 each (the “Class B Ordinary Shares”) of Kuke Music Holding Limited (the “Company” or “Kuke”) will be held at 10:00 a.m. on September 20, 2024 (Beijing time) at Room 303, Beijing Broadcasting Tower, No. Jia 14, Jianwaidajie, Chaoyang District, Beijing, People’s Republic of China, for the purposes of considering and, if thought fit, passing the following special resolution:

1.	as a special resolution, THAT the voting rights of the Class B Ordinary Shares be amended from each Class B Ordinary Share being entitled to ten (10) votes on all matters subject to a vote at general meetings of the Company to each Class B Ordinary Share being entitled to fifty (50) votes on all matters subject to a vote at general meetings of the Company.

The passing of the above special resolution requires approval by a majority of not less than two-thirds of the votes cast by holders of the issued Class B Ordinary Shares, being entitled to do so, present (in person, by proxy or duly authorized corporate representative where such member is a corporation) and voting in respect of such special resolution at the Class B Meeting, on a one share one vote basis on a poll. The quorum of the Class B Meeting shall be one or more members present in person or by proxy or by duly authorized corporate representative where such member is a corporation, together holding or representing not less than one-third of the voting power of the issued Class B Ordinary Shares.

The board of directors of the Company has fixed the close of business on August 26, 2024 (Eastern Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Class B Meeting or any adjournment thereof.

Holders of record of the Class B Ordinary Shares at the close of business on the Record Date or their proxy holders are entitled to attend, and to vote at, the Class B Meeting and any adjournment thereof.

Your vote is important. Whether or not you expect to attend the Class B Meeting in person, we request that you submit your proxy form as promptly as possible.

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at https://ir.kuke.com/ or from SEC’s website at www.sec.gov, or by email to ir@kuke.com.

By Order of the Board of Directors,

Kuke Music Holding Limited

/s/ He Yu
He Yu
Chairman of the Board of Directors and Chief Executive Officer

Beijing, China
August 21, 2024